

Mail Stop 3561

September 25, 2009

Via Fax & U.S. Mail

Mr. John Fleming
Chief Executive Officer
TBC Global News Network, Inc.
1535 Blackjack Road
Franklin, Kentucky 42134

>   **Re: TBC Global News Network, Inc.**
>   **Form 10-K for the year ended December 31, 2008**
>   **File No. 000-29113**

Dear Mr. Fleming:

    We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

    Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
1. Please tell us more about the note receivable from ETour and the ultimate resolution of that note. Specifically, it appears that you loaned $770,000 to an unrelated company called ETour in fiscal 2007. Please explain the business reasons for the loan and tell us whether you (or any of your officers or affiliates) had an affiliation or a business relationship with the borrower. It appears that you wrote off $520,000 of the receivable in fiscal 2007, leaving a remaining balance due of $250,000 at September 30, 2007. If our understanding is correct, please tell us how and when the remaining balance was collected or written off. In this regard, it appears that the matter was resolved in the fourth quarter of fiscal 2007. Please advise.

2. As a related matter, in view of the relative significance of the write-off, we would expect to see appropriate disclosures of these matters in the financial statement footnotes and in MD&A.

3. Refer to the legal proceedings in Item 3 of the Form 10-K. The material legal proceedings you describe here should also be disclosed in the financial statement footnotes. In addition, the combined judgments against you appear to exceed $460,000. Tell us, and disclose whether and when you recorded each of these liabilities. We would also expect to see appropriate disclosure in your discussion of operations based upon the relative significance of these penalties.

4. Refer to the line item titled "Gain on cancellation of debt" in the consolidated statements of operations. Please describe the transaction that resulted in this gain. In addition, in your written response please describe and illustrate how you computed the amount of the gain and show us the related accounting entries you recorded. Finally, appropriate disclosure should be provided in the financial statement footnotes and in MD&A.

Liquidity and Capital Resources
5. Please completely revise your disclosure to present the Golden State transactions reflective of the April 2009 reverse split, or tell us how your presentation does so.

6. Please tell us how the transfer of the RMD receivable and RMD Documents was negotiated. Specifically address the involvement, if any, of Mr. Fleming. Your response should include how the value of $250,000 was determined, and why the RMD Document portion of the transaction was apparently given a value of $0.

Please also tell us the facts and circumstances surrounding the rescission of the assignment as part of the GGI prepayment. Specifically, please describe the "certain issues that arose in connection with the involvement of RMD Technologies, Inc in this transaction." In addition, please explain whether and how each party was returned to its same position as immediately prior to execution of the original agreement.

7. Please reconcile this disclosure to your financial statement presentation. That is, please show us how the disclosure here relates to the presentation of Convertible Debentures, Advance from GSI, Notes Payable, and any other related accounts for each year a balance sheet is presented. You should accompany this reconciliation with a discussion of when GSI exercised any portion of the warrants to purchase 30,000,000 shares of common stock, how this warrant was treated with respect to the reverse split, the number of shares outstanding (unexercised) under such warrant(s), the portion (if any) of the advance for warrant purchase that remains outstanding, and how this advance is treated in your financial statements. Further, if any advance towards warrant exercise is outstanding, please tell us under what circumstances the exercise will occur.

Financial Statements

Report of Independent Registered Public Accounting Firm

8. Given the accumulated deficit, increasing net loss, lack of operations at December 31, 2008, and the disclosure in the second paragraph of your Liquidity and Capital Resources discussion that you will not have enough cash for the next 12 months, please explain to us the basis upon which your auditor was able to conclude that an opinion containing a "going concern" paragraph was not necessary.

Consolidated Balance Sheets

9. We note from your presentation here that no depreciation was taken on your DVD and Video Game Libraries existing at December 31, 2007 during the year ended December 31, 2008. Given the 12-month amortization period disclosed in your policy note for this asset group, the depreciation of this asset group presented in the statement of cash flow of $1.3 million for the year ended December 31, 2007, and the absence of material acquisitions during the year ended December 31, 2008, it appears that the entire $281,361 should have been substantially expensed during the first quarter of 2008. While we note your current policy indicates a salvage value of $1 per unit, this policy does not appear to have been changed until some time during the fourth quarter of 2008. As such, please revise your financial statements in your

Forms 10-Q filed for the quarterly periods of fiscal 2008 and 2009, and your Form 10-K for the year ended December 31, 2008 to record the appropriate depreciation expense, or explain to us why such revision is unnecessary.

10. We note that you acquired substantially all of your film library in fiscal 2006. Please tell us the business reasons for the acquisition, including the importance of this library to the activities of GNF. In addition, please quantify the revenues earned from the film library in fiscal 2006, 2007 and 2008.

11. As a related matter, we note that you continued to depreciate your Film Libraries asset throughout the time period during which you ceased recording depreciation on your DVD and Video Game Libraries. Further, you continued this policy even after your cessation of operations in November 2008. Please tell us how these assets differ, why you believe you should still be recording operating charges on assets that are not contributing to any ongoing operations, and how you have evaluated these assets for impairment as of December 31, 2008.

Consolidated Statements of Operations

12. Please tell us why you included loss on disposal of assets as a non-operating item. Your response should include a description of the asset(s) disposed, how the loss was calculated, and the specific guidance on which you relied in determining your income statement presentation.

Notes to Consolidated Financial Statements

General
13. Please revise your financial statements to include footnotes for each year a balance sheet or income statement is presented, as appropriate. Your current note disclosures generally only address fiscal 2008. Your response to us should also address how the exclusion of required disclosure in your financial statements impacts your assessment of your disclosure controls and procedures as of December 31, 2008 as "effective."

Note 1 – Summary of Significant Accounting Policies

Stock-Based Compensation
14. Your stock-based compensation policy note is not in accordance with US GAAP. Please note that you should have adopted SFAS 123 (R) as of the beginning of the first interim or annual reporting period that began after December 15, 2005. SFAS 123(R) nullifies APB 25. Please revise your policy note accordingly and evaluate the

effect this change has on your financial statements for each reporting period since the required implementation date and provide us with a tabular summary thereof. Your response to us should include a summary of such evaluation and the specific financial statement changes, should you determine that a restatement is necessary. Your response to us should also address how the presentation of outdated disclosure in your financial statements impacts your assessment of your disclosure controls and procedures as of December 31, 2008 as "effective."

Note 6 – Convertible Debentures

15. Please clarify how your disclosure here relates to your discussion in both Risk Factors and Liquidity and Capital Resources regarding the Golden State transactions involving convertible debentures and warrants. Specifically, reconcile the $100,000 convertible debenture issued November 1, 2006 with the various convertible debentures and warrants (and addendums thereto) described in your narrative disclosures. If some of these securities have been converted or settled in earlier periods, please explain to us when and how settlement occurred. You should tell us in your response and revise your disclosure to specifically identify the counterparty to the transaction discussed here.

16. As a related matter, it does not appear that you have discussed the material terms of your other notes payable as presented in your consolidated balance sheets. Please tell us in your response and revise your disclosure to include a footnote discussing these material balances in long term notes payable, including the current portion thereof.

17. Finally, if outstanding warrants exist as of the latest balance sheet date, please provide a schedule of these instruments and disclose their significant terms.

Note 8 – Common Stock

18. It appears some of your disclosure here references pre reverse-split shares. Please revise your disclosure to parenthetically state post-split shares. This comment applies to the weighted average prices disclosed in the consolidated statements of changes in stockholders' equity as well.

Note 9 – Stock Compensation Plans

(a) Stock Incentive Plan
19. Please tell us why the shares authorized but not issued under this plan were not subject to the reverse split. Include in your response how this disclosure is consistent

with that in Note 9 on page 14 of your Form 10-Q for the quarterly period ended June 30, 2009.

20. Please tell us how you determined 30,000,000 shares (not subject to the reverse split) remain unissued under this plan. Specifically, the issuances disclosed in this section total 400,000,000 shares, leaving 200,000,000 unissued. Please clarify.

21. Please specifically state how many shares are unvested and the related unamortized expense for each date an income statement is presented.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Consolidated Statements of Operations, page 5

22. Please tell us why you still have costs of revenues for the three and six-month periods ended June 30, 2008 given your disclosure that you ceased operations in November, 2008. Your response should specifically state what costs are included in this line item and their amounts, respectively, and why you believe these should be considered costs of revenues.

Consolidated Statements of Cash Flows, page 6

23. Please tell us the facts and circumstances surrounding the related party payments of $40,195 detailed in your presentation here. Include in your response a brief description of the agreements to which these payments relate including the identity of the counterparty and the purpose of the payment.

Note 8 – Common Stock, page 14

24. Please tell us how you determined a value of $0.16 per share was appropriate with regard to the issuance of 500,000 shares of restricted common stock to John Fleming (April 22, 2009), 100,000 shares of restricted common stock to Mark Crist (April 27, 2009), and 40,000 unrestricted common stock to a consultant (April 27, 2009).

Note 10 – Subsequent Events, page 15

(a) July 29, 2009
25. Please tell us how you determined the value of $0.07 was appropriate for the issuance of restricted common shares in the volume of 150,000,000 to John Fleming,

100,000,000 to Mark Crist, and 100,000,000 to Marty Schiff.   Please also address why the value was adjusted from $0.001 as disclosed in the original Form 8-K as of July 29, 2009 announcing these issuances.

(b) July 31, 2009

26. Please tell us the facts and circumstances surrounding the purchase of approximately 35 million shares of restricted common stock, valued at $0.07 per share or $2.48 million, on July 31, 2009. Your response should include the identity of the investors, whether they were or are related parties either to you or The Business Channel, and should specifically identify all consideration exchanged for such shares. Your description of the consideration exchanged should include the material terms of the promissory note assigned. In addition, clarify whether, when and how the promissory note was recorded in your financial statements.

27. As a related matter, please tell us why the value was adjusted from $0.001 (aggregate of $35,492) per the original Form 8-K filed as of July 29, 2009 to $0.07 per share.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

(b)Cost of Revenues, page 17

28. It is unclear how your cost of revenues could have increased as a result of continuing to amortize the film library. Specifically, from your policy note it appears you are amortizing the film library on a straight line basis over 8 years. As the majority of the library was acquired during 2006, and 2008 and 2007 amortization were materially similar, it is unclear how expenses for the six-month period ended June 30, 2009 would differ materially from the same period in 2008.

Item 5. Other Information

Acquisition of TBC Today, page 27

29. Please tell us in your response how you plan to record this transaction, should the agreement be executed. Include in your response how you considered Mr. Fleming's ownership of TBC stock and Mr. Schiff's hiring as a director prior to the closing of the agreement in determining the appropriate accounting treatment. Include in your response Mr. Fleming's ownership percentage of TBC and how such percentage influenced your decision.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief